Exhibit 4.7

THIS AGREEMENT dated for reference the 27th day of April, 2006.

AMONG:

GOLDEN BAND RESOURCES INC. a company duly incorporated under the laws of British Columbia, having an office at Suite 108, 701 Cynthia Street, Saskatoon, SK S7L 6B7

(**"Golden Band"**)

OF THE FIRST PART

AND

CDG INVESTMENTS INC. a company duly incorporated under the laws of Alberta, having an office at 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7

(**"CDG"**)

OF THE SECOND PART

AND:

JOLU DEVELOPMENT CORPORATION, a company duly incorporated under the laws of Saskatchewan having its registered office at 1500 – 1874 Scarth Street Regina, Saskatchewan S4P 4B9

(**"Jolu"**)

OF THE THIRD PART

WHEREAS:

A. The parties to this Agreement entered into an asset purchase agreement made the 18th day of February, 2003 (the "**Asset Purchase Agreement**") pursuant to which CDG sold certain assets to Jolu;

B. Pursuant to the Asset Purchase Agreement, CDG and Jolu entered into a royalty agreement pursuant to which Jolu shall pay CDG quarterly a royalty of $10 per tonne of ore processed, except ore processed to test operational functioning of the Jolu Mine or fixtures relating thereto;

C. In particular, pursuant to section 2.1 of the Royalty Agreement, Jolu agreed to pay CDG a royalty of $10 per tonne of ore processed:

1. at the Jolu Mill; or

2. if the Principal Fixtures (as defined in the Royalty Agreement) are removed from their location as of the date of the Royalty Agreement at the Jolu Mill but used together at another location in Saskatchewan by Jolu or any associate or affiliate of Jolu to process ore from any property in Saskatchewan, at such new location,

to a maximum of C$400,000, such royalty payable quarterly out of production on or before the 30th day after the end of Jolu's fiscal quarter (the "**Royalty**");

D. Jolu is a wholly owned subsidiary of Golden Band;

E. CDG (then named Golden Rule Resources Ltd.), its wholly owned subsidiary Waddy Lake Resources Inc. and the Government of Saskatchewan (the "**Minister**") entered into a surface lease agreement regarding the Komis project dated March 22, 1996 (the "**Komis Surface Lease**");

F. Pursuant to section 2.1 the Komis Surface Lease, CDG is obligated to pay to the Minister certain amounts for rent, and any additional charges;

G. Pursuant to section 4 of the Komis Surface Lease, CDG is obligated to pay, inter alia, all taxes with respect to the leased lands;

H. CDG has agreed with each of Jolu and Golden Band to release Jolu from its obligation to pay the Royalty and terminate the Royalty Agreement, subject to either of Golden Band or Jolu agreeing to assume CDG's lease payments and/or tax obligations on the Komis Surface Lease to a maximum aggregate sum of C$130,000.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree each with the other as follows:

1. The parties acknowledge and agree that the Recitals are true and correct and are incorporated into and form part of this Agreement as representations, warranties, agreements and covenants of the parties.

2. CDG hereby agrees that the Royalty Agreement is terminated and of no further force or effect and each of Jolu and Golden Band, and their successors and assigns are hereby released and forever discharged from all manner of actions, suits, debts, dues, accounts, bonds, contracts, claims and demands whatsoever which against Jolu or Golden Band that CDG ever had, now has, or which its heirs, successors or assigns or any of them hereafter may have by reason of any matter, cause or thing relating in any manner to or arising out of or connected to or involving the Royalty Agreement.

3. Jolu hereby agrees to make a one time payment to the Minister on behalf of CDG of rents and taxes payable by CDG to the Minister pursuant to section 2.1 and 4 of the Komis Surface Lease to a maximum aggregate sum of $130,000 and upon such payment being made by Jolu, each of Jolu and Golden Band, and their successors and assigns are hereby released and forever discharged from all manner of actions, suits, debts, dues, accounts, bonds, contracts, claims and demands whatsoever which against Jolu or Golden Band that CDG ever had, now has, or which its heirs, successors or assigns or any of them hereafter may have by reason of any matter, cause

or thing relating in any manner to or arising out of or connected to or involving the Komis Surface Lease.

4. CDG hereby acknowledges and agrees that any and all monies ("**Bond Recovery**") it receives at any time and from time to time from the Minister, including bond recovery, with respect to the Komis Road lease shall be held by CDG in trust for and on behalf of Jolu and agrees that it shall deliver such Bond Recovery forthwith upon receipt to Jolu.

5. Each of the parties hereto acknowledges, agrees and confirms that, upon payment by Jolu of the sum required pursuant to Section 3 of this Agreement, CDG shall have no rights, interest in, or obligations to the Jolu Mill property and any related infrastructure or to any properties including mineral claims or leases, including any rights, interests or obligations as remain in force in any existing agreement as of the date hereof among the parties hereto including but not limited to the Asset Purchase Agreement and Shareholders' Agreement among Golden Band, CDG and Jolu dated for reference the 18th day of February 2003.

6. Time is and will be of the essence of each and every provision of this Agreement.

7. Each of the parties will, at their respective expense, execute and deliver all such further documents and instruments, give all such further assurances, and do all such acts and things as are reasonably required to carry out the full intent and meaning of this Agreement.

8. This Agreement contains the whole agreement between the parties in respect of the subject matter hereof and supersedes and replaces all prior negotiations, communications and correspondence. There are no warranties, representations, terms, conditions or collateral agreements, express or implied, statutory or otherwise, other than as expressly set forth in this Agreement.

9. This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and assigns. No party may assign any of its right, title or interest in, to or under this Agreement, nor will any such purported assignment be valid amongst the parties hereto, except with the prior written consent of all parties hereto, such consent not to be unreasonably withheld.

10. This Agreement is being delivered in and is intended to be performed in Alberta, and shall be construed and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the arbitrators and courts of Alberta and the venue for any actions or arbitrations arising out of this Agreement will be Calgary, Alberta.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto the day and year first above written.

CDG INVESTMENTS INC.

By: Barbara O'Neill

Barbara O'Neill, Secretary

Authorized Signing Officer

JOLU DEVELOPMENT CORPORATION

By: ______________________

Authorized Signing Officer

GOLDEN BAND RESOURCES INC.

By: ______________________

Authorized Signing Officer